Filer:  Sterling Software, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                                 Commission File No. 1-8465


 [Logo]

 Sterling L. Williams
 President and Chief Executive Officer


 February 14, 2000


 To:  All Sterling Software Customers

 Re:  Agreement to sell Sterling Software to Computer Associates
      International, Inc.

 We're making software history today. We've just announced that we have accepted an offer from Computer Associates International (CA) to purchase Sterling Software.

 What this means for our customers is that you will now have the support and resources of the world leader in mission-critical business software. As a combined company, we're going to be the best strategic partner for all your systems management, application development, and business intelligence needs. Founded in 1976, CA has 18,000 employees in 100 countries. They reported 1999 revenue of $6.3 billion, and they are publicly traded on the New York Stock Exchange under the symbol CA.

 What this means to Sterling Software is that we will be joining forces with a software giant u the world's leading business software company. And that's good not only for our customers but also for our employees and our shareholders. This acquisition is also a natural fit. Like us, CA has grown by making acquisitions, and they' re committed to providing the best software solutions on the planet. CA is widely respected u in the technology industry and on Wall Street. Fortune magazine has cited Computer Associates as one of the most admired and best companies to work for in America.

 We're still ironing out the details, which we will continue to do in the coming weeks. Meanwhile, you won't notice anything different. Right now, we're still Sterling Software, and we'll support you with the same superior software and services as we always have. We're working toward completing this acquisition in early spring, and all of our customers will be invited to CA's worldwide customer conference in New Orleans, April 9u14. On behalf of the 3,800 men and women of Sterling Software, I thank you for doing business with us, and we look forward to the next chapter in our history.

 Sincerely,

 /s/ Sterling L. Williams

 Sterling L. Williams

                                    ***

 We urge investors and security holders to read the following documents, when they become available, regarding the business transaction described above, because they will contain important information:

      o Computer Associates' preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

      o Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

      o    Sterling Software's Solicitation/Recommendation Statement on
           Schedule 14D-9.

 These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

 When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at (631) 342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.